EnteroMedics Inc.

2800 Patton Road

St. Paul, MN 55113

January 12, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn. Brian Soares

Re: EnteroMedics Inc. Registration Statement on Form S-1 (File No. 333-213704)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EnteroMedics Inc. (the “Company”) respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to 4:05 p.m. on January 17, 2017 (Washington, D.C. time), or as soon thereafter as is practicable.

Thank you for your assistance. If you should have any questions, please contact Timothy S. Hearn of Dorsey & Whitney LLP, counsel to the Company, at (612) 340-2600, or by facsimile at (612) 340-2868.

Very truly yours,

ENTEROMEDICS INC.

/s/ Dan W. Gladney
Dan W. Gladney
President and Chief Executive Officer